Exhibit 99.2

Earnings Call FY2024 Thomas Speidel (CEO) Stefan Berndt - von Bülow (CFO) 12.05.2025

ADS - TEC Energy © Cautionary Language Regarding Forward - Looking Statements This presentation includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward - looking statements may be identified using words such as “may,” “might,” “will,” “would,” “could,” “should,” “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward - looking statements are based on our current expectations, estimates, projections, targets, opinions and/or beliefs or, when applicable, of one or more third - party sources. No representation or warranty is made with respect to the reasonableness of any estimates, forecasts, illustrations, prospects or returns, which should be regarded as illustrative only. Such forward - looking statements, which include estimated financial information, involve known and unknown risks, uncertainties and other factors. These forward - looking statements include, but are not limited to, express or implied statements regarding our future financial performance, revenues and capital expenditures, our expectation of acceleration in our business due to factors including a re - opening economy and increased EV adoption and expectations related to the effective deployment of chargers. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward - looking statements. These factors include, without limitation: changes or developments in the broader general market; ongoing impact from COVID - 19 on our business, customers, and suppliers; macro political, economic, and business conditions; our limited operating history as a public company; our dependence on widespread adoption of EVs and increased installation of charging stations; mechanisms surrounding energy and non - energy costs for our charging products; the impact of governmental support and mandates that could reduce, modify, or eliminate financial incentives, rebates, and tax credits; our current dependence on sales to a limited number of customers; supply chain interruptions; impediments to our expansion plans; the need to attract additional customers; the effects of competition; and risks that our technology could have undetected defects or errors. Further information on these and other factors that could affect the forward - looking statements we make in this presentation can be found in the documents that we file with or furnish to the U.S. Securities and Exchange Commission, including our 20 - F filed with the SEC on May 09, 2025 and proxy statement/prospectus filed with the SEC on December 7, 2021, which are available on our website at https://adste - energy.com/investor - relations - corporate - governance/ and on the SEC's website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward - looking statements in this presentation are based on our current beliefs and on information available to us as of the date hereof, and we do not assume any obligation to update the forward - looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made or to update the reasons why actual results could differ materially from those anticipated in the forward - looking statements, even if new information becomes available in the future. Industry and Market Data Although all information and opinions expressed in this presentation, including market data and other statistical information, were obtained from sources believed to be reliable and are included in good faith, the company has not independently verified the information and makes no representation or warranty, express or implied, as to its accuracy or completeness. for the correctness of any such information. In addition, certain of the industry and market data included in this presentation, if not labelled otherwise, is derived from the company’s internal research and estimates based on the knowledge and experience of its management in the markets in which it operates as well as the company’s review of internal sources as well as independent sources. Non - IFRS Financial Measures In addition to our results determined in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB), we review financial measures that are not calculated and presented in accordance with IFRS (“non - IFRS financial measures”). We believe our non - IFRS financial measures are useful in evaluating our operating performance. We use the following non - IFRS financial information, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non - IFRS financial information, when taken collectively, may be helpful to investors, because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non - GAAP financial information to supplement their IFRS or US - GAAP results. The non - IFRS financial information is presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non - IFRS measures used by other companies. A reconciliation of each historical non - IFRS financial measure to the most directly comparable financial measure stated in accordance with IFRS is provided above. Reconciliations of forward - looking non - IFRS financial measures are not provided because we are unable to provide such reconciliations without unreasonable effort due to the uncertainty regarding, and potential variability of, certain items, such as stock - based compensation expense and other costs and expenses that may be incurred in the future. Investors are encouraged to review the related IFRS financial measures and the reconciliation of these non - IFRS financial measures to their most directly comparable IFRS financial measures. Our non - IFRS financial measures include adjusted EBITDA defined as result for the period before net finance result, income tax benefits (expenses), net, depreciation and amortization, stock - based compensation, other (expense) income, net, and special items. Our management team ordinarily excludes special items from its review of the results of the ongoing operations. Special items are comprised of (1) provisions for onerous contracts, (2) significant asset impairments and write - offs, and (3) other items that we do not necessarily consider to be indicative of earnings from ongoing operating activities. Use of Trademarks and Other Intellectual Property All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and the use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names. Third - party logos included herein may represent past customers, present customers or may be provided simply for illustrative purposes only. Inclusion of such logos does not necessarily imply affiliation with or endorsement by such firms or businesses. There is no guarantee that we will work, or continue to work, with any of the firms or businesses whose logos are included herein in the future Disclaimer 12.05.2025 2

ADS - TEC Energy © 1. Review FY2024 2. Strengthening Partnerships & Accelerating Recurring Revenues 3. Strategy EU/NAR 4. Financial Highlights 5. Summary 6. Q&A Agenda 12.05.2025 3

Review FY2024 01

ADS - TEC Energy © Review FY2024 ▪ First - time ever positive gross profit and positive adjusted EBITDA for full year ▪ Service revenue almost tripled to €5.6 million ▪ Growing customer base by more than 200 % to 55 customers across Europe, USA and Canada ▪ Focusing on resilient business model backed by long - term multi - revenues and proven technology 12.05.2025 5

Strengthening partnerships with new and existing clients Accelerating recurring revenues 02

ADS - TEC Energy © 2024 – due to market volatility and uncertainty, ADS - TEC Energy focused on significant margin improvements to ensure even more profitable growth in the coming periods combined with lower cashflow positive threshold. 2025 will be focused on continuing on our partnerships and accelerating recurring revenues for ADS - TEC Energy.

ADS - TEC Energy © Realizing new opportunities . ▪ We are continuously and successfully expanding our international customer base ▪ ADS - TEC Energy will act as full - service provider to realize selected infrastructure projects ▪ The company looks back on a long history in the C&I sector - the first BESS was installed in 2012 › In 2025+ ADS - TEC Energy will develop large - scale BESS projects ▪ ADS - TEC Energy has improved momentum in North America and was able to attract blue - chip customers such as Parkland 12.05.2025 8

Strategy Europe & North America 03

ADS - TEC Energy © ADS - TEC Energy © ADS - TEC Energy with strong momentum due to its strategy of “ ability to act ” ▪ 10+ years of development experience ▪ Continued focus on innovation ▪ Awarded and proven technology ▪ Resilient and long - term business model based on multi - revenues 12.05.2025 10 Foundation for a successful 360 ƒ approach

ADS - TEC Energy © 360 ƒ : Extended business model to realize infrastructure projects backed by long - term multi - revenue streams. 12.05.2025 11 360 ƒ ADS - TEC Energy as Full - Service Provider Own & Operate Investing in preferred infrastructure projects backed by long - term multi - revenue streams. Software Software solutions for the efficient use of the hardware and to ensure IT - Security. Installation & Commissioning Delivery, installation and final commissioning of ADS - TEC Energy’s battery - buffered solutions. Operation Operation of ADS - TEC Energy’s battery - buffered charging solutions or commercial & industrial BESS. Use cases: Charging, Energy Trading, Advertising (DOOH) Services Broad range of service contracts (SLA) and digital services (SaS). Optimized TCO and multi revenue business models. Hardware Battery - based products developed and engineered in Germany. NEW NEW NEW

ADS - TEC Energy © ChargePost enables resilient and long - term business models backed by multi - revenues: ▪ Ultra - fast charging ▪ Energy trading ▪ Advertising (DOOH)

ADS - TEC Energy © ▪ Large - scale storage systems are becoming crucial for the existing infrastructure and ADS - TEC Energy will take part in this international growth market ▪ Pipeline – one of the largest BESS projects in Europe is currently being planned and applied for (more than 500MW/1GWh).* › The required land has been secured exclusively for ADS - TEC Energy and the application to the TSO for the grid connection has been submitted. › We expect the official project start during 2025 ▪ Further BESS projects are coming in and are under development Renewed focus on C&I Projects 12.05.2025 13 *initial planning stage and subject to receipt of required permits and regulatory approvals

Financial Highlights FY2024 04

ADS - TEC Energy © ADS - TEC Energy © Revenues: ▪ €110.0 million for FY 2024, compared to €107.4 million in 2023. ▪ Amidst market uncertainties, ADS - TEC Energy was able to exceeded its previous year’s revenues, while growing its customer base by more than 200 % to 55 customers across Europe, USA and Canada. ▪ Service revenue almost tripled from €2.0 million (2023) to €5.6 million (2024). 110.0 107.4 50 60 70 80 90 100 110 120 Revenues FY 2024 12.05.2025 15 Revenues FY 2023 and FY 2024 FY 2023 FY 2024 Mio. EUR 0 1 2 3 4 5 6 5.6 FY 2023 2 FY 2024 Mio. EUR Total Revenues Service Revenues

ADS - TEC Energy © ADS - TEC Energy © Financial Highlights FY2024 12.05.2025 16 - 2.9 - 38.1 19.4 2.2 - 50 - 40 - 30 - 20 - 10 0 10 20 30 Gross Profit and (adjusted) EBITDA FY2023 and FY2024 2023 2024 ▪ Gross Margin : €19.4 million (17.7%) for FY 2024 first - time ever positive gross profit compared to a negative gross margin of € - 2.9 million ( - 2.7%) in FY 2023. ▪ Cost of Sales: € - 90.6 million decreased by 18 % compared to the previous year. ▪ Operating Result: € - 8.6 million significant improvement by € 35.9 million compared to € - 44.5 million for the previous year. ▪ Adjusted EBITDA (non - IFRS): €2.2 million for FY 2024 , a substantial turnaround from € - 38.1 million in H1 2024 . ▪ Cash and Cash Equivalents : €22.9 million as of December 31, 2024, demonstrating strong liquidity management Gross Profit EBITDA (adj.) Mio. EUR

Summary 05

ADS - TEC Energy © Strong financial basis ▪ First - time ever positive gross profit and positive adjusted EBITDA for full year ▪ Issued senior secured convertible notes with aggregate principal amount of $50.0 million and warrants to purchase 1,116,072 ordinary shares ▪ Extended existing shareholder loans until August 31, 2026 which can be used as credit line – currently open line of $25.6 million Growth Strategy ▪ Strengthening Partnerships with new and existing clients ▪ Accelerating recurring revenues ▪ Growing customer base by more than 200 % to 55 customers across Europe, USA and Canada ▪ Focusing on resilient business model backed by long - term multi - revenues and proven technology ▪ Service business almost tripled driven by growing installed base Technology recognition ▪ Nomination for German Future Award (2022) ▪ German Innovation Award (2024) ▪ Green Product Award (2024) ▪ German Environmental Award (2024) ▪ Red Dot Award (2024) ▪ ChargeBox and ChargePost have been proven by real operating data from clients ▪ Exceeding customer‘s experience due to very high utilization rates ▪ Technology has been developed for more than 1 decade 12.05.2025 18

Q&A 06

Thank You Thomas Speidel (CEO) Stefan Berndt - von Bülow (CFO) 12.05.2025

Templates Financials 07

ADS - TEC Energy © Consolidated statements of profit or loss and comprehensive income (loss) 12.05.2025 22 Dec 31, 2023 Dec 31, 2024 kEUR Continuing operations 107,384 110,013 Revenue - 110,270 - 90,585 Cost of sales - 2,886 19,427 Gross profit (loss) - 2,832 - 8,971 Research and development expenses - 27,823 - 31,588 Selling and general administrative expenses 104 - 58 Impairment gain (losses) on trade receivables, contract assets, and other investments 667 14,530 Other income - 11,755 - 1,949 Other expenses - 44,525 - 8,609 Operating result 190 24 Finance income - 13,887 - 88,883 Finance expenses - 13,697 - 88,858 Net finance result - 58,221 - 97,467 Result before tax 3,141 - 491 Income tax benefits (expenses) - 55,081 - 97,958 Result for the period Other comprehensive income Items that are or may be reclassified subsequently to profit or loss 61 939 Foreign operations – foreign currency translation differences 61 939 Other comprehensive income (loss) for the period, net of tax - 55,020 - 97,019 Total comprehensive income (loss) for the period Earnings (loss) per share (in EUR) - 1.13 - 1.91 Diluted - 1.13 - 1.91 Basic

ADS - TEC Energy © EBITDA and adjusted EBITDA* 12.05.2025 23 Dec 31, 2023 Dec 31, 2024 kEUR - 55,081 - 97,958 Result for the period 4,850 6,699 + Depreciation 13,697 88,858 + Net finance result - 3,141 491 + Income tax benefits (expenses) - 39,674 - 1,910 EBITDA 1,561 4,090 + share - based payments - 38,113 2,180 Adjusted EBITDA *EBITDA (non - IFRS) defined as result for the period before net finance result, income tax benefits (expenses), net, depreciation and amortization; adjusted EBITDA (non - IFRS) defined as EBITDA adjusted by effects of share - based payments on profit

ADS - TEC Energy © Consolidated statements of financial position 12.05.2025 24 ASSETS Dec 31, 2023 Dec 31, 2024 kEUR 25,041 20,529 Intangible assets 3,286 3,273 Right - of - use assets 6,391 6,195 Property, plant, and equipment 179 179 Other investments and other assets 4 6 Trade and other receivables (non - current) - 6 Deferred tax assets 34,900 30,188 Non - current assets 39,119 63,666 Inventories 21,227 14,929 Trade and other receivables (current) - 40 Contract assets - 13,447 Other accrued items - 102 Current tax assets 29,162 22,858 Cash and cash equivalents 89,509 115,042 Current assets 124,408 145,230 Total assets EQUITY AND LIABILITIES Dec 31, 2023 Dec 31, 2024 kEUR 33,919 - 42,809 Total equity 2,580 2,336 Lease liabilities (non - current) 21,626 119,581 Warrant liabilities (non - current) 169 209 Trade and other payables (non - current) 65 265 Contract liabilities (non - current) 4,513 2,132 Other provisions (non - current) 1,189 1,670 Deferred tax liabilities 30,142 126,192 Non - current liabilities 853 1,144 Lease liabilities (current) 13,908 13,333 Loans and borrowings (current) 22,021 34,963 Trade and other payables (current) 7,454 6,809 Contract liabilities (current) - 102 13 Income tax liabilities (current) 16,212 5,586 Other provisions (current) 60,347 61,847 Current liabilities 90,489 188,039 Total liabilities 124,408 145,230 Total equity and liabilities

ADS - TEC Energy © Consolidated statements of cash flows 12.05.2025 25 Dec 30, 2023 Dec 30, 2024 kEUR - 55,081 - 97,958 Result for the period 4,850 6,699 Depreciation and amortization 13,699 82,198 Finance result - 35 6,352 Non - cash effective foreign currency gains 1,451 3,866 Stock compensation 5 2 Gain (loss) on disposal of property, plant, and equipment 17,607 - 17,958 Change in working capital - 3,141 491 Income tax expenses 187 24 Interest received - 203 - 3 Interest taxes paid - 20,659 - 16,285 Cash flow from operating activities - 2,297 - 958 Purchase of property, plant, and equipment - 7,623 - 445 Investments in intangible assets, including internally generated intangible asset - 107 Proceeds from sale of property, plant, and equipment - 9,920 - 1,296 Cash flow from investing activities 12,033 13,966 Proceeds from borrowings, shareholder contribution, and loans 15,333 776 Proceeds from issue of shares and other equity securities - 9,260 Proceeds from the exercise of warrants - 703 - 11,225 Repayment of shareholder loans - 912 - 996 Repayment of lease liabilities - 259 - 1,183 Interest paid 25,492 - 10,598 Cash flow from financing activities - 5,087 - 6,984 Net decrease ( - ) / increase in cash and cash equivalents 34,441 29,162 Net cash and cash equivalents at the beginning of the period - 192 680 FX effects 29,162 22,858 Net cash and cash equivalents at the end of the period